Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                January 13, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                      FT 9128
                  Precious Metals Select Portfolio, Series 47
                                 (the "Trust")
                      CIK No. 1829926 File No. 333-251325
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Cover Page
__________

      1. THE STAFF NOTES THAT THE COVER PAGE DESCRIBES THAT THE TRUST INVESTS IN A DIVERSIFIED PORTFOLIO OF COMMON STOCKS AND SHARES ISSUED BY EXCHANGE-TRADED FUNDS ("ETFS"). PLEASE EXPLAIN WHAT IS MEANT BY "DIVERSIFIED" AND/OR HOW THE PORTFOLIO IS DIVERSIFIED.

      Response: Please note that the Trust holds a range of common stocks of metals and mining companies across different market capitalizations and ETFs that hold various commodities. The term "diversified" is meant only to describe that the Trust holds a diversified portfolio of securities.

Portfolio
_________

      2. THE STAFF NOTES THAT THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS" DOES NOT INCLUDE DISCLOSURE REGARDING THE SELECTION PROCESS FOR ETFS. PLEASE UPDATE THIS DISCLOSURE TO BE SPECIFIC AS TO THE ETF SELECTION CRITERIA.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus under the section entitled "Portfolio Selection Process":

      "In selecting ETFs for the Trust, our research department began by reviewing all ETFs that invest primarily in precious metals. They then reviewed these ETFs for size, liquidity and expense ratio. Since all the funds simply hold the physical commodities, they generally selected the funds with the lowest expense ratio and weighted the funds based on size and liquidity."

      3. IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS

      Response: The Trust does not anticipate holding ETFs in its portfolio that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if any of the ETFs in the Trust's final portfolio are advised by First Trust Advisors L.P., appropriate disclosure will be added to the Trust's prospectus.

Risk Factors
____________

      4. PLEASE UPDATE THE "BREXIT RISK" TO INCLUDE DISCLOSURE BASED ON CURRENT EVENTS.

      Response: In accordance with the Staff's comment, the "Brexit Risk" will be replaced in its entirety with the following:

      "BREXIT RISK. Certain of the Funds held by the Trust are subject to Brexit risk. About one year after the United Kingdom officially departed the European Union (commonly referred to as "Brexit"), the United Kingdom and the European Union reached a trade agreement that became effective on December 31, 2020. Under the terms of the trade deal, there will be no tariffs or quotas on the movement of goods between the United Kingdom and Europe. Brexit has led to volatility in global financial markets, in particular those of the United Kingdom and across Europe, and the weakening in political, regulatory, consumer, corporate and financial confidence in the United Kingdom and Europe. There can be no assurance that the new trade agreement will improve the instability in global financial markets caused by Brexit. Given the size and importance of the United Kingdom's economy, uncertainty or unpredictability about its legal, political and/or economic relationships with Europe has been, and may continue to be, a source of instability and could lead to significant currency fluctuations and other adverse effects on international markets and international trade even under the new trade guidelines.

      It is not currently possible to determine the extent of the impact the Brexit trade agreement may have on the Trust's investments and this uncertainty could negatively impact current and future economic conditions in the United Kingdom and other countries, which could negatively impact the value of the Trust's investments."

Information Supplement
______________________

      5. THE STAFF REQUESTS THAT THE FOLLOWING DISCLOSURE BE ADDED TO THE LEAD IN PARAGRAPH TO THE INFORMATION SUPPLEMENT: "HOWEVER, YOU SHOULD BE AWARE THAT THE TRUST AND THE UNDERLYING FUNDS DO NOT NECESSARILY HAVE EXPOSURE TO ALL OF THE VARIOUS ASSET CLASSES DESCRIBED IN THIS INFORMATION SUPPLEMENT."

      Response: The Trust respectfully declines to add the above disclosure to the Information Supplement. Given that the Trust holds ETFs that will only ever hold physical gold, silver or other precious metals, the Trust believes the disclosure as currently stated in the Information Supplement accurately reflects the limited nature of the Trust's underlying Funds.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                    Very truly yours,

                                                    CHAPMAN AND CUTLER LLP


                                                    By /s/ Daniel J. Fallon
                                                       ________________________
                                                       Daniel J. Fallon